[redacted]

12000266

ACT ICA
SECTION 17(f)
RULE 17f-6
PUBLIC AVAILABILITY Sept. 27, 2012

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

September 27, 2012
Our Ref. No. 2012926177
ICE Clear Credit LLC
File No. 132-3

In a letter to you dated July 29, 2011, the staff of the Division of Investment Management indicated that we would not recommend enforcement action to the Commission under Section 17(f) of the Investment Company Act of 1940 ("1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of ICE Clear Credit ("ICE"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or a clearing member (a "Clearing Member") that is a futures commission merchant registered with the CFTC, for purposes of meeting ICE's or a Clearing Member's margin requirements for certain credit default swaps ("CDS") that are cleared by ICE.[1] We extended these temporary no-action assurances and now extend them until December 31, 2013.[2]

Since the issuance of this relief, the CFTC has been actively working to improve protections for customer assets.[3] As the Commission stated in adopting Rule 17f-6 under the 1940 Act, maintaining assets in a futures commission merchant's custody is not without risk.[4] As a result, we encourage Funds to weigh carefully the risks and benefits of maintaining assets to effect transactions in CDS with ICE or a Clearing Member. In particular, we expect that each Clearing Member that holds assets for a Fund wishing to clear CDS transactions on the ICE will comply with the CFTC's applicable regulations and guidance regarding the manner in which

[1] See ICE Clear Credit LLC, SEC Staff No-Action Letter (July 29, 2011). See also ICE Trust U.S. LLC, SEC Staff No-Action Letter (Mar. 1, 2011).

[2] Telephone conversation between Nathan J. Greene, Shearman & Sterling LLP and Holly Hunter-Ceci, Division of Investment Management on December 29, 2011.

[3] See, e.g., CFTC, Protection of Cleared Swaps Customer Contracts and Collateral; Conforming Amendments to the Commodity Broker Bankruptcy Protections, 77 FR 6336 (Feb. 7, 2012) ("CFTC Release") (adopting requirements regarding the separate treatment of customer funds and property (i.e., the Legally Segregated Operationally Commingled Model) which specify the substantive requirements for the treatment of Cleared Swaps Customer Collateral in the Cleared Swaps Customer Account class, as these terms are defined in the CFTC Release); the CFTC's public roundtable addressing additional customer protections for futures commission merchants (Aug. 9, 2012) and testimony of CFTC Chairman Gary Gensler before the U.S. Senate Committee on Agriculture (Aug. 1, 2012).

[4] See Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996).

cleared CDS collateral of a customer must be treated prior to and after a bankruptcy of a futures commission merchant or a derivatives clearing organization.[5]

Holly Hunter-Ceci
Senior Counsel

[5] See CFTC Release, supra note 3. In addition, we expect that a Clearing Member will also comply with applicable rules of the National Futures Association and ICE.

1559962

Investment Company Act of 1940 — Section 17(f) and Rule 17f-6
ICE Clear Credit LLC

July 29, 2011

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2011721174

Your letter dated July 20, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the ICE Clear Credit LLC ("ICE"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or an ICE clearing member (a "Clearing Member") that is a futures commission merchant registered with the CFTC for purposes of meeting ICE's or a Clearing Member's margin requirements for credit default swap contracts ("CDS") that are cleared by ICE. You state that ICE previously received such no-action assurances under Section 17(f) of the 1940 Act, but that these assurances expired on July 16, 2011.[1]

You state that the CFTC issued temporary relief to exempt swap market participants from various requirements under the Commodity Exchange Act (the "CEA"), that would otherwise apply to certain swap transactions as a result of Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")[2] generally becoming effective on July 16, 2011 (the "Effective Date Order").[3] You state that the Dodd-Frank Act and the Effective Date Order reflect an underlying policy to facilitate the central clearing of CDS transactions to reduce systemic risk in the global financial markets, while also minimizing unnecessary disruption and costs to the markets. Consistent with the CFTC's issuance of temporary relief, you request further temporary no-action assurances until December 31, 2011.

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with a futures commission merchant that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the futures commission merchant must comply with the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner as other market participants under conditions designed to provide custodial protections for Fund assets.[4] By its terms, the Rule does not permit Funds to place and maintain assets with a futures commission merchant to effect CDS transactions.

The timetable for the temporary no-action assurances previously provided to ICE was based on the requirement in the Dodd-Frank Act that the CFTC would adopt rules and issue interpretations implementing the Dodd-Frank Act by July 16, 2011 with respect to the centralized clearing of swaps, including CDS. As the Effective Date Order makes clear, however, a substantial number of the requirements of the CEA that were added or amended by the Dodd-Frank Act will not be effective by July 16, 2011. Therefore, we conclude that it is appropriate to flexibly apply the custody requirements of the 1940 Act in this instance by providing further temporary no-action assurances.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains assets in the custody of ICE or a Clearing Member for purposes of meeting ICE's or a Clearing Member's margin requirements for CDS that are cleared by ICE.[5]

In particular, we rely on your representations that each Clearing Member that holds assets for an unaffiliated Fund customer wishing to clear CDS transactions on ICE will address each of the requirements of Rule 17f-6, as follows:

- the manner in which a Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the Clearing Member, which provides that:[6]
    - the Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the OTC derivatives account class prior to any bankruptcy;[7]
    - the Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared CDS transactions through ICE and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the Clearing Member's customers in accordance with the provisions of the CEA;[8]
    - the Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[9]
    - any gains on the Fund's transactions, other than *de minimis* amounts, may be maintained with the Clearing Member only until the next business day following receipt;[10] and
    - the Fund has the ability to withdraw its assets from the Clearing Member as soon as reasonably practicable if the custodial

arrangement no longer meets the requirements of Rule 17f-6, as applicable.[11]

Our position herein is temporary, and will expire on December 31, 2011.[12] Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

[1] *See* ICE Trust U.S. LLC, SEC Staff No-Action Letter (Mar. 1, 2011).

[2] The Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

[3] *See* 76 Fed. Reg. 35372 (June 17, 2011).

[4] *See* Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996) ("Adopting Release"). In particular, Rule 17f-6 under the 1940 Act incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules. For example, a registered futures commission merchant, regardless of its membership status, is subject to the CEA and CFTC safekeeping requirements (*see* page 14 of the Adopting Release).

[5] This letter confirms the position taken regarding ICE and the Clearing Members under Section 17(f) of the 1940 Act that the staff provided orally on July 15, 2011 to Nathan J. Greene of Shearman & Sterling.

[6] *See* Rule 17f-6(a)(1) under the 1940 Act.

[7] *See* Rule 17f-6(a)(1)(i) under the 1940 Act. You state that the CFTC adopted requirements to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class that apply in the event of a bankruptcy of a futures commission merchant and are intended to provide customer protection parallel to Section 4d in Part 190 of CFTC Rules. *See* 75 Fed. Reg. 17297 (Apr. 6, 2010). You represent that in accordance with the CFTC's requirements, ICE rules for the cleared over-the-counter derivatives account class mirror the provisions of Section 4d of the CEA and CFTC regulations with respect to the futures account class (*i.e.*, 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the Clearing Member's positions and property. You state that the CFTC has proposed requirements on futures commission merchants and derivatives clearing organizations regarding the treatment of cleared swaps customer contracts (and related collateral) and conforming amendments to the commodity broker bankruptcy provisions. *See* 76 Fed. Reg. 33818 (June 9, 2011). You represent that ICE will require Clearing Members to comply with these requirements upon their effectiveness.

[8] *See* Rule 17f-6(a)(1)(ii) under the 1940 Act. You state that under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a derivatives clearing organization that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

[9] *See* Rule 17f-6(a)(1)(iii) under the 1940 Act.

[10] *See* Rule 17f-6(a)(2) under the 1940 Act.

[11] *See* Rule 17f-6(a)(3) under the 1940 Act.

[12] We anticipate addressing these issues in a more permanent way when the CFTC's applicable rules are effective.

Incoming Letter

The Incoming Letter is in Acrobat format

http://www.sec.gov/divisions/investment/noaction/2011/iceclearcredit072911-17f6.htm

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SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

July 20, 2011

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ICE Clear Credit LLC;
Custody of Margin Provided by Investment Companies;
No-Action Request

Dear Mr. Scheidt:

We are writing on behalf of ICE Clear Credit LLC (formerly ICE Trust U.S. LLC) ("ICE Credit" or the "Clearinghouse") to request assurance that the staff of the Division of Investment Management (the "Staff") will not recommend enforcement action under Section 17(f) of the Investment Company Act of 1940, as amended (including the rules thereunder, the "1940 Act"), if a registered investment company (a "fund") or its custodian maintains certain assets of the fund in the custody of the Clearinghouse or the Clearinghouse's clearing members for purposes of meeting the Clearinghouse's or a clearing member's margin requirements.

We and ICE Credit appreciate the corresponding position taken in the Staff's letter on the same topic issued to the Clearinghouse on March 1, 2011. We and ICE Credit also note that (a) the Staff's March 1 letter could have expired by its terms on July 16, 2011 absent the continuing and further relief requested hereby and (b) certain continuing and further relief was orally confirmed by the Staff on July 15, 2011.

As previously described, ICE Credit's operations recently changed following its transition to registration with the Commodity Futures Trading Commission ("CFTC") as a derivatives clearing organization (a "DCO") and with the Securities and Exchange Commission (the "Commission") as a securities clearing agency as provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). We believe that the relevant facts and circumstances of ICE Credit's clearinghouse operations upon this Dodd-Frank transition (as described in more detail below) continue to be appropriate for relief of the nature extended by the Staff's March 1 letter. We further believe that it is appropriate to extend that relief to the Clearinghouse's clearing members ("Clearing Members") that are futures commission merchants registered with the CFTC and/or broker-dealers registered with the Commission. We acknowledge, however, that the oral relief provided to the Clearinghouse by the Staff on July 15, 2011 was limited to Clearing Members when acting as futures commission merchants, and our request for relief by this letter is similarly limited. (We look forward to discussion with the Staff regarding the treatment of Clearing Members when acting as broker-dealers and ask that the Staff accept our references to broker-dealers in this letter as prospective only and subject to further consideration).

Without the continuing and further relief requested, ICE Credit believes that access to its credit default swaps ("CDS") clearinghouse operations by funds will be either blocked or significantly reduced, which would limit the access of fund investors to a more efficient and rationalized market for CDS (and leave funds at a potential disadvantage to other market participants that already have ready access to the ICE clearinghouse). Given the scale of the fund industry, that outcome also inhibits the development of ICE Credit's clearinghouse operations by leaving a significant market segment uncovered. We also note that following the effectiveness of certain provisions of the Dodd-Frank Act, market participants, including funds, may be required to clear certain CDS products, in which case it will be necessary for funds to have access to clearinghouses such as ICE Credit.

Description of ICE Credit - Generally

Effective as of July 16, 2011, ICE Credit is a Delaware limited liability company that is registered as a DCO and as a securities clearing agency ("SCA"). As such, ICE Credit is subject to examination by the CFTC and the Commission.

ICE Credit acts as a central clearing party by accepting the rights and obligations under eligible CDS transactions entered into with the Clearing Members and submitted to the Clearinghouse in accordance with its rules (the "ICE Credit Rules"). Following acceptance of a CDS transaction for clearing, the Clearinghouse becomes the seller of credit protection with respect to the CDS purchaser, and the purchaser of credit protection with respect to the CDS seller. The Clearing Member parties to a CDS transaction thus face the Clearinghouse, rather than their respective original counterparties, in the performance of both the seller's and the purchaser's obligations in respect of a transaction.

Central clearing in this manner has important market efficiency and investor protection benefits relative to the preexisting marketplace in which all CDS transactions had to be entered into and performed on a bilateral basis between individual parties. Our prior letter to the Staff dated March 1, 2011 discusses these benefits, which we and ICE Credit continue to find compelling, in detail.[1] The Dodd-Frank Act, including its clearing requirements, similarly reflects an underlying policy in favor of facilitating the central clearing of CDS transactions.

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1 Various policymakers recognize the benefits of a central clearinghouse for CDS transactions. For example, the ICE Credit December 2009 Order, cited in the following footnote, includes a finding by the Commission as follows:

> The Commission has taken multiple actions designed to address concerns related to the market in CDS. The over-the-counter (OTC) market for CDS has been a source of particular concern to us [the Commission] and other financial regulators, and we have recognized that facilitating the

Since March 2009, ICE Credit has been clearing CDS subject to a temporary conditional exemption from clearing agency registration, together with other exemptions provided by the Commission and the U.S. Department of the Treasury.[2] As of July 8, 2011, ICE Credit had cleared a notional amount of $11.9 trillion of CDS on behalf of its Clearing Members.[3]

Initially, the clearing services of ICE Credit were limited to the clearance of proprietary positions in CDS for Clearing Members. Commencing December 2009, ICE Credit made available a framework (the "Non-Member Framework") to provide access to ICE Credit's clearing services to clients of Clearing Members ("Third-Party Clients"). ICE Credit's previous March 1 letter to the Staff detailed the operations of the Non-Member Framework.[4] In the Staff's March 1 response letter (and under the oral relief extended on July 15, 2011), it was the Staff's position that it would not recommend an enforcement action if a fund were to access the Non-Member Framework on the same basis as other Third-Party Clients, subject to various conditions.

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establishment of central counterparties for CDS can play an important role in reducing the counterparty risks inherent in the CDS market, and thus can help mitigate potential systemic impact. We therefore have found that taking action to foster the prompt development of central counterparties, including granting temporary conditional exemption from certain provisions of the federal securities law, is in the public interest.

[2] The Commission's Order of March 6, 2009 provided temporary conditional exemptions for ICE Credit and its clearing members, effective until December 7, 2009. Order Granting Temporary Exemptions Under the Exchange Act on Behalf of ICE US Trust LLC, Exchange Act Release No. 59527 (Mar. 6, 2009) [hereinafter *ICE Credit March 2009 Order*]. The Commission's order of December 4, 2009 extended such relief until March 7, 2010. Order Extending and Modifying Temporary Exemptions Under the Exchange Act for ICE Credit U.S. LLC, Exchange Act Release No. 61119, (Dec. 4, 2009) [hereinafter *ICE Credit December 2009 Order*]. The Commission's order of March 5, 2010 extended such relief until November 30, 2010. Order Extending and Modifying Temporary Exemptions Under the Exchange Act for ICE Credit U.S. LLC, Exchange Act Release No. 61662, (March 5, 2010) [hereinafter *ICE Credit March 2010 Order*]. That relief expired on July 16, 2011. Order Extending and Modifying Temporary Exemptions Under the Exchange Act for ICE Credit U.S. LLC, Exchange Act Release No. 63387, (Nov. 29, 2010) [hereinafter *ICE Credit November 2010 Order*]. From and after July 16, 2011, ICE Credit is directly regulated by the Commission as an SCA.

[3] The current Clearing Members are Bank of America, N.A.; Barclays Bank PLC; Barclays Capital Inc.; BNP Paribas; BNP Paribas Securities Corp.; Citibank N.A.; Citigroup Global Markets Inc.; Credit Suisse International; Credit Suisse Securities (USA) LLC; Deutsche Bank AG, London Branch; Deutsche Bank Securities Inc.; Goldman Sachs International; Goldman, Sachs & Co.; HSBC Bank USA, N.A.; JPMorgan Chase Bank, N.A.; J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith, Incorporated; Merrill Lynch International; Morgan Stanley Capital Services, Inc.; Morgan Stanley & Co. LLC; Nomura International PLC; Nomura Securities International, Inc.; The Royal Bank of Scotland plc; UBS AG, London Branch; UBS Securities LLC; and Société Générale. Since the March 1 letter, the Clearinghouse has admitted Société Générale as well as the FCM affiliates of various of its existing members as clearing members.

[4] We also refer to the various ICE Credit temporary exemption orders (cited at note 2 supra), and the related request letters from Kevin McClear, General Counsel of ICE Credit, to the Commission with respect thereto (each request letter is a publicly available exhibit to each order), for a more complete description of the terms of the Non-Member Framework. For the avoidance of doubt, only Clearing Members can directly access the Clearinghouse. A fund or any other Third-Party Client wishing to access the Clearinghouse thus would have to do so under an arrangement with one or more Clearing Members.

As in other clearinghouses, mark-to-market margin required under the Non-Member Framework reflects daily gains or losses on positions. A daily gain or loss on one Third-Party Client's position will correspond to a loss or gain on another position carried with the Clearinghouse. Accordingly, mark-to-market margin provided by one Third-Party Client would be expected to be used by the Clearinghouse and/or Clearing Member to provide mark-to-market margin in favor of another Third-Party Client or Clearing Member.

We and ICE Credit believe the Non-Member Framework margining process described in the previous letter, including the treatment of client margin on default by one or more Third Party Clients, is consistent with the use of client margin by typical futures clearing organizations. As recognized in the ICE Credit November 2010 Order, the ICE Credit Rules incorporate protections for initial margin posted by a Third-Party Client conceptually similar to those contemplated under Section 17(f) of the 1940 Act and related rules. In particular, the ICE Credit Rules largely mirror those under 1940 Act Rule 17f-6 that enable funds to participate in central clearing arrangements for commodity futures and do so even more closely following the recent Dodd-Frank Transition.

As background, futures clearinghouses generally provide that client initial margin may be used to satisfy losses to the clearinghouse on client-related positions. Relative to the Non-Member Framework, client margin in some futures clearing models is used at an earlier point in the priority of sources (i.e., before the use of proprietary margin). In addition, the ICE Credit model has the advantage for Third Party Clients that only a portion of Third Party Client margin (up to the ICE Credit Net Customer Margin Requirement) (these terms are defined in our prior March 1 letter) may be used; in some futures clearing organizations, all client initial margin may be so used.[5]

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[5] In addition, margin posted by a Third Party Client and held with ICE Credit with respect to transactions through a particular Clearing Member will not be used to satisfy losses (client or proprietary) from the default of a different Clearing Member.

ICE Credit's approach is a hybrid between so-called "gross" margining and "net" margining models, both of which are in wide use by futures clearinghouses. In a "gross" model, a Clearing Member is required to post to the clearinghouse the full amount of margin posted by its clients, without taking into account any offsetting positions held by other clients. In a "net" model, by contrast, the Clearing Member is only required to post the net margin requirement for all client positions, taking into account positions of one client that may offset the risk of positions of other clients. The ICE Credit model requires the posting to the clearinghouse of the gross margin for all Third Party Clients, but ICE Credit is only allowed to use that margin up to the ICE Credit Net Customer Margin Requirement (which is the amount that would be posted in the "net" model). The ICE Credit Net Customer Margin Requirement cannot exceed the "gross" margin required of Third Party Clients, and to the extent Third Party Clients of a Clearing Member have offsetting positions (e.g., one Third Party Client has bought protection on a specified index with a particular tenor, and another Third Party Client has sold protection on that index with the same tenor), the ICE Credit Net Customer Margin Requirement will be lower than the gross margin requirement. Although the exact level of the ICE Credit Net Customer Margin Requirement (and the extent to which it is less than the gross margin requirement) will depend on the specific content of the cleared portfolios of Third Party Clients at any given time, the approach is, by definition, more favorable to Third Party Clients than the pure gross margining approach used by some clearinghouses.

Dodd-Frank Transition

The Commission and the CFTC have delayed implementation of various requirements of the Dodd-Frank Act with respect to derivatives beyond their expected July 16, 2011 effective date, among other reasons, to minimize unnecessary disruption and costs to the derivatives markets as final rules implementing the Dodd-Frank Act are adopted.[6] Regardless, upon that date, ICE Credit automatically became a DCO registered with the CFTC and a securities clearing agency registered with the Commission. This transition in status is referred to throughout this letter as the "Dodd-Frank Transition." The position sought by ICE Credit from the Staff under this letter (and confirmed orally by the Staff on July 15, 2011) relates solely to periods on and after the Dodd-Frank Transition.

Following its registration as a DCO, ICE Credit is regulated by the CFTC and subject to the 18 Core Principles set forth in Section 5b(c)(2) of the Commodity Exchange Act. As such, it is subject to regular audits or risk reviews by the CFTC based on the Core Principles. It also is subject to regulation by the SEC under the requirements applicable to securities clearing agencies.

In addition, following implementation of relevant rulemaking, the laws and regulations applicable to ICE Credit and its Clearing Members will require that any Clearing Member that purchases, sells, or holds CDS positions for others (including for funds) must be registered as a futures commission merchant ("FCM") with the CFTC for CDS that are swaps and/or a broker-dealer or security-based swap dealer registered with the Commission for CDS that are security-based swaps. Accordingly, ICE Credit has admitted FCMs and broker-dealers as Clearing Members, commencing July 16, 2011.

As a result, certain aspects of the Non-Member Framework reflect the use of FCM and broker-dealer clearing members for customer business rather than the existing financial institution clearing members. Notably, clearing members will hold margin assets of Third Party Clients in segregation as required for margin of swap customers in new Section 4d(f) of the Commodity Exchange Act and new Section 3E(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), once such requirements are effective. Prior to effectiveness of such new segregation requirements, clearing members will hold margin assets of Third Party Clients in segregation under the cleared OTC derivative account class pursuant to Part 190 of the CFTC regulations and related rules of the Clearinghouse, which establish segregation requirements equivalent to those applicable to futures positions. (Again, we acknowledge that the relief to be extended by the Staff in response to this letter will not extend to Clearing Members when acting as broker-dealers. In any event, no Clearing Member is expected to act as a broker-dealer in respect of the Clearinghouse until a framework implementing clearing of security-based swaps by broker-dealers is agreed, which framework will require further action by the Commission and/or its Staff.)

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[6] See Effective Date for Swap Regulation, 76 Fed. Reg. 42508 (July 19, 2011) (CFTC); Temporary Exemptions and Other Temporary Relief, Together With Information on Compliance Dates for New Provisions of the Securities Exchange Act of 1934 Applicable to Security-Based Swaps, 76 Fed. Reg. 36287 (June 22, 2011) (SEC) (the "Effective Date Orders").

Applicable Law

Section 17(f) of the 1940 Act and the rules promulgated thereunder impose certain requirements on funds with respect to the custody of their financial assets. In relation to such requirements, the legislative history evidences a Congressional objective of ensuring that fund assets are held by a financially secure entity with sufficient safeguards against misappropriation.[7] Under Section 17(f), a fund's assets generally must be held, subject to rules and regulations promulgated by the Commission, by (1) banks meeting certain minimum asset levels, (2) members of a national securities exchange, (3) a national securities depository, or (4) the fund itself.

Regulatory guidance is available concerning whether particular types of margin are considered fund assets. In the context of fund trading of futures contracts, the Commission and the Staff have indicated that a fund's initial margin payments are fund assets and therefore must be maintained in a manner that complies with Section 17(f).[8] The Commission, however, has drawn a distinction between initial margin and variation margin. Variation margin, referred to in the ICE Credit Rules as "mark-to-market margin," consists of margin payments required to be paid due to losses on a party's position.[9] These payments, when made by a fund, represent payments for liabilities of the fund and are therefore not fund assets.[10] Accordingly, unlike initial margin, variation margin paid by a fund is not subject to Section 17(f)'s requirements, although initial margin received by a fund is subject to Section 17(f).

As already outlined, the Commission's Rule 17f-6 permits a fund to deposit initial margin in respect of its commodity futures transactions with an FCM and for such margin to be held either by the FCM or a commodity clearing organization. Commodity futures investors generally initiate their trades by posting margin directly with an FCM, which then posts that margin either directly to a commodity clearing organization or with one or more other FCMs that will subsequently effect the transaction through the clearing organization. This is substantially the same model that exists for CDS transactions initiated with ICE Credit's Clearing Members.

Rule 17f-6 specifically permits funds to participate in such transactions and has been widely relied upon. Rule 17f-6 states that: (1) a fund may maintain custody of cash, securities, and similar investments with any unaffiliated person registered as an FCM as necessary to effect the fund's transactions in exchange-traded futures contracts and commodity options, and (2) an FCM may post the margin received from the fund with a commodity clearing organization or another FCM as necessary to effect the fund's transaction.

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7 Investment Trusts and Investment Companies: Hearings on S 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 264 (1940).

8 Custody of Investment Company Assets with Futures Commission Merchants and Commodity Clearing Organizations, Investment Company Release No. 20313 (May 24, 1994) [hereinafter *Rule 17f-6 Proposing Release*]; Delta Government Options Corp. (pub. avail. Sept. 27, 1990).

9 Rule 17f-6 Proposing Release at notes 57, 74.

10 *Id.*

Analysis

Under the guidance applicable to futures, initial margin required to be posted by a fund in respect of CDS transactions submitted for clearing to ICE Credit would constitute fund assets and therefore must comply with the custody requirements of Section 17(f) of the 1940 Act. On the other hand, what the ICE Credit Rules refer to as "mark-to-market margin" constitutes variation margin, and, in accordance with guidance from the Commission and the Staff, such margin does not constitute fund assets.

The operations of the Clearinghouse and the Clearing Members resemble a number of permitted custody arrangements, but we and ICE Credit were and are concerned that there is sufficient ambiguity that – absent continuing interpretive or no-action guidance like that in the Staff's March 1 letter and requested here – funds will be slow to adopt use of the Clearinghouse or will seek unduly cumbersome custody arrangements in doing so. As we stated previously, the "tri-party" arrangements frequently relied upon in some margin contexts do not appear to offer an effective solution.

Of the various potential custody arrangements allowed by the 1940 Act, the Clearinghouse's structure appears to us to best approximate arrangements for FCMs and commodity clearing organizations already approved for custody of fund assets under Rule 17f-6. In particular, ICE Credit's clearing structure replicates key protections available to funds under Rule 17f-6. Relevant protections include:

- The requirement that Clearing Members document their relationship with Third-Party Clients under a written contract (ICE Credit Rule 406(a));
- Capital and other requirements for Clearing Members, including a rigorous Clearing Member application process maintained by the Clearinghouse (ICE Credit Rule 201);
- Segregation and transfer of margin of Third-Party Clients to the ICE Credit client omnibus margin account (ICE Credit Rule 406(b)-(d),);
- Right of Third Party Clients to the return of their initial and variation margin (ICE Credit Rules 402 and 406);
- Recordkeeping by Clearing Members of transactions and margin of Third Party Clients (ICE Credit Rules 310 and 406(h) – as further described below).

Under Rule 17f-6, a fund's margin is protected through the segregation requirements of Section 4d(a) of the Commodity Exchange Act and rules thereunder. Under these requirements, client assets provided as margin must be held in a manner segregated from the FCM's own assets. Use of such assets by the FCM is restricted, although client assets may be used to satisfy the FCM's margin obligations with respect to client transactions with a relevant derivatives clearing organization. As described in Rule 17f-6(a)(1)(ii), FCMs may only hold client assets with another FCM, a clearing organization, or a U.S. or foreign bank.

These rule provisions are satisfied in the course of ICE Credit's operations in that ICE Credit and the Clearing Members are subject to the parallel rules and regulations under the cleared OTC derivative account class (and, when effective, Commodity Exchange Act Section 4d(f) and Exchange Act Section 3E(b)) , although positions and margin will be held in the account class for swaps rather than the futures account class.[11] Likewise, Rule 17f-6(a)(1)(iii) recordkeeping rules and Rule 17f-6(a)(2) treatment of daily excess margin and related account documentation and practices would be satisfied in that ICE Credit and the Clearing Members will be subject to the FCM rules and regulations referred to by each of those paragraphs of the rule.

Rule 17f-6(a)(3) also requires that funds withdraw assets from a Rule 17f-6 custody arrangement as soon as practicable after determining that the arrangement no longer meets the requirements of Rule 17f-6. To comply with this requirement, we expect that funds will incorporate a process to monitor their arrangements with ICE Credit and the Clearing Members that is substantially similar to the processes already in place throughout the industry in respect of FCM and commodity clearing organization custody arrangements.
We also represent that the manner in which a Clearing Member will maintain a fund's assets will be governed by a written contract between the fund and the Clearing Member, which provides that:[12]

- The Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property, which specify the substantive requirements for the treatment of cleared OTC derivatives in the OTC derivatives account class prior to any bankruptcy;[13]

- The Clearing Member may place and maintain the fund's assets as appropriate to effect the fund's cleared CDS transactions through the Clearinghouse and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the Clearing Member's customers in accordance with the provisions of the CEA;[14]

- The Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the fund's assets as the Commission

[11] As noted above, prior to the effectiveness of the segregation requirements under CEA Section 4d(f) and Exchange Act Section 3E(b), margin assets of Third Party Clients will be maintained in the cleared OTC derivative account class under Part 190 of the CFTC rules and the Clearinghouse rules. In accordance with the CFTC's requirements, the ICE Credit Rules for the cleared OTC derivatives account class mirror the provisions of Section 4d of the CEA and CFTC regulations with respect to the futures account class (*i.e.*, 7 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the Clearing Member's positions and property. (ICE Credit Rule 406(d))

[12] See Rule 17f-6(a)(1) under the 1940 Act.

[13] See Rule 17f-6(a)(1)(i) under the 1940 Act. The CFTC has proposed requirements on futures commission merchants and derivatives clearing organizations regarding the treatment of cleared swaps customer contracts (and related collateral) and conforming amendments to the commodity broker bankruptcy provisions. See 76 Fed. Reg. 33818 (June 9, 2011). The Clearing Members will comply with these requirements upon their effectiveness.

[14] See Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a derivatives clearing organization that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

through its employees or agents may request:[15]

- Any gains on the Fund's transactions, other than de minimis amounts, may be maintained with the Clearing Member only until the next business day following receipt;[16] and

- The Fund has the ability to withdraw its assets from the Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the foregoing requirements.[17]

Despite those similarities to the Rule 17f-6 structure, however, Rule 17f-6 may not be viewed as directly available to funds wishing to access the Clearinghouse. This is because Rule 17f-6 is available only in respect of instruments that are:

> ...commodity futures contracts, options on commodity futures contracts, and options on physical commodities traded on or subject to the rules of: (i) Any contract market designated for trading such transactions under the Commodity Exchange Act and the rules thereunder; or (ii) Any board of trade or exchange outside the United States, as contemplated in Part 30 under the Commodity Exchange Act.

It is not clear that a CDS or other cleared swaps would be a qualified instrument under that definition.

Conclusion

We believe that deposit of cash or securities with ICE Credit or its Clearing Members is consistent with the principles of good custody established by Congress and the Commission in Section 17(f) of the 1940 Act and the rules thereunder. Based on the facts and circumstances described above, we believe ICE Credit is a proper candidate for the requested no-action relief.

We also would appreciate that any letter from the Staff in this regard confirm the oral relief extended to ICE Credit and its Clearing Members on July 15, 2011. Finally, we understand that the Staff expects to reconsider these matter after December 31, 2011. We reiterate our belief expressed in our March 1 letter that any "break" in the availability to funds of the Clearinghouse's facilities would be disruptive and should be avoided.

[15] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

[16] See Rule 17f-6(a)(2) under the 1940 Act.

[17] See Rule 17f-6(a)(3) under the 1940 Act.

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Thank you for your consideration. If for any reason the Staff is considering declining to issue guidance along the lines requested, we and ICE Credit would ask that we be given the opportunity to further discuss our request with you at that time.

I am available at 212-848-4668 or ngreene@shearman.com. My partner Geoffrey Goldman is also familiar with these matters and is at 212-848-4867 or geoffrey.goldman@shearman.com.

Sincerely,

Nathan J. Greene